EXHIBIT 12

INDIANA MICHIGAN POWER COMPANY AND SUBSIDIARIES
Computation of Consolidated Ratios of Earnings to Fixed Charges
(in thousands except ratio data)

	Year Ended December 31,
	2003	2004	2005	2006	2007
EARNINGS
Income Before Income Taxes	$130,696	$204,837	$228,082	$197,273	$204,394
Fixed Charges (as below)	156,507	139,421	133,293	142,388	161,849
Total Earnings	$287,203	$344,258	$361,375	$339,661	$366,243

FIXED CHARGES
Interest Expense	$83,054	$69,071	$65,041	$72,723	$80,034
Credit for Allowance for Borrowed Funds Used During Construction	3,153	1,750	4,352	7,465	5,315
Estimated Interest Element in Lease Rentals	70,300	68,600	63,900	62,200	76,500
Total Fixed Charges	$156,507	$139,421	$133,293	$142,388	$161,849

Ratio of Earnings to Fixed Charges	1.83	2.46	2.71	2.38	2.26